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                                                           FILED BY TENARIS S.A.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

                                               SUBJECT COMPANY: SIDERCA S.A.I.C.
                                                  EXCHANGE ACT FILE NO.: 1-15188

                                 SUBJECT COMPANY: TUBOS DE ACERO DE MEXICO, S.A.
                                                  EXCHANGE ACT FILE NO.: 1-04870

                COMMISSION FILE NUMBER FOR THE REGISTRATION STATEMENT: 333-99769


[TENARIS PRESS RELEASE LOGO]

[TENARIS LETTERHEAD]

TENARIS ISSUES UPDATE ON ITS EXCHANGE OFFER

Luxembourg, November 18, 2002 - Tenaris S.A. ("Tenaris"), confirmed today that, in connection with its offer to exchange its ordinary shares and ADSs for shares and ADSs of Siderca S.A.I.C. ("Siderca") and Tubos de Acero de Mexico S.A. ("Tamsa") and shares of Dalmine S.p.A. ("Dalmine"), it has obtained all the approvals required from Consob, the Italian securities regulator, and Borsa Italiana and has made effective its offer to exchange its ordinary shares for all outstanding ordinary shares of Dalmine S.p.A. ("Dalmine").

Tenaris also informed that, as of this date and in accordance with applicable law, the board of directors of each of Siderca, Tamsa and Dalmine have already determined, and made public, their respective positions regarding the exchange offer.

     - On October 30, 2002, the board of directors of Dalmine stated its position in favor of the exchange offer with respect to Dalmine and indicated that the proposed exchange ratio for the exchange of Tenaris shares for Dalmine shares is fair to Dalmine shareholders.

     - On November 11, 2002, the board of directors of Tamsa expressed its favorable opinion that the exchange offer was fair to Tamsa's minority shareholders.

     - On November 14, 2002, the board of directors of Siderca stated that it considered that the acceptance of the exchange offer from Tenaris should be beneficial to Siderca's shareholders.

The exchange offer, whose launch was announced on November 11, 2002, is made subject to the terms and conditions established in the relevant prospectuses and will close at 5:00 p.m. New York City time on December 13th, 2002. For information on the exchange offer, please see www.tenarisexchange.com.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares or ADSs. The exchange offer is made solely by the relevant prospectuses, and the related forms of acceptance and letters of transmittal and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares or ADSs in any jurisdiction in which the making of the exchange offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the exchange offer be made by a licensed broker or dealer, the exchange offer shall be deemed to be made on behalf of the dealer manager or one or more registered brokers or dealers licensed under laws of such jurisdiction.